SECUR 06008337 SSION CM

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MR 4/18

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 48144

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

APB Financial Group, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Exchange Place
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Coyle (212) 293-3410
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Rd (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C. 209

KY 5/24

OATH OR AFFIRMATION

I, Ed Coyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APB Financial Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ENEROLIZA PAULINO
Notary Public - State of New York
No. 01PA6110132
Qualified in Bronx County
My Commission Expires May 25, 2008

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APB FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

APB FINANCIAL GROUP, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
APB Financial Group, Inc.

We have audited the accompanying statement of financial condition of APB Financial Group, Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of APB Financial Group, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the statement of financial condition.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 25, 2006

APB FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash and cash equivalents	$	826,929
Receivable from clearing broker		176,864
Other receivables		177,528
Securities owned, at market		55,220
Equipment and leasehold improvements, net		14,506
Other assets		40,911
	$	1,291,958
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	345,518
Commissions payable		276,317
Rebates payable		20,071
Due to broker		8,889
Securities sold short, at market		44,700
Total liabilities		695,495
Stockholders' equity		
Common stock, no par value, 30,000 shares authorized, 10,500 shares issued and outstanding		10,500
Additional paid-in capital		549,001
Accumulated deficit		36,962
Total stockholders' equity		596,463
	$	1,291,958

See accompanying notes to financial statements.

1. Nature of business

APB Financial Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD") and the National Futures Association ("NFA") and is an introducing broker registered with the Commodities Futures Trading Commission ("CFTC"). The Company's operations are primarily comprised of securities transactions executed on an agency basis.

2. Summary of significant accounting policies

Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method as follows:

Asset	Estimated Useful Lives
Office equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of lease

Commissions and Customer Interest Rebates

Commissions earned from customer securities transactions and the related commission expense is recognized on a settlement date, which does not differ materially from the trade date. Customer interest rebates received from the clearing broker are recognized as earned.

Securities Owned and Securities sold short, at market

Securities owned and securities sold short, consist solely of equities as of December 31, 2005.

The Company values investments in securities and securities sold short that are freely traded and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Unrealized gains and losses from securities sold short are reflected in revenues.

Income Taxes

The Company is not liable for federal and state income taxes, as the stockholder has elected to treat the Company as an "S" Corporation for income tax purposes. As such, the Company's stockholder is generally liable for taxes on corporate income and receives the benefit from corporate losses. However, the Company is liable for city income taxes.

2. Summary of significant accounting policies (continued)

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Deposit with clearing broker

Pursuant to an agreement with its clearing broker, the Company is required to maintain a minimum clearing deposit of $100,000, all of which was in cash and cash equivalents at December 31, 2005.

4. Securities sold short

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

5. Equipment and leasehold improvements

Details of equipment and leasehold improvements at December 31, 2005 are as follows:

Office equipment	$ 274,929
Furniture and fixtures	34,839
Leasehold improvements	31,543
	341,311
Less accumulated depreciation and amortization	326,805
	$ 14,506

6. Net capital requirement

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2005, the Company's net capital was approximately $347,000, which was approximately $97,000 in excess of its minimum requirement of $250,000.

7. Related party transactions

The Company is one of several affiliated companies that are commonly controlled. A portion of the commissions earned by the Company (approximately $1,602,000) was from investment entities sponsored by affiliates of the Company. The Company can elect to rebate a portion of the commissions earned. If expenses attributable to such entities exceed the commissions generated, a rebate receivable is recorded. If commissions generated do not exceed such expenses, a commission payable is recorded. At December 31, 2005, the Company had a gross rebate receivable of $8,085, which is included in other receivables. During 2005, the Company elected to rebate a portion of the commissions earned from such investment entities amounting to approximately $133,000 of which none was payable by the Company at December 31, 2005. Additionally, compensation is paid to the stockholders and officers of the Company based on commission revenues earned. Certain expenses are paid by the Company on behalf of entities that are managed by an affiliate.

An affiliate of the Company has entered into a ten and one half year non-cancelable lease for office space, which expires November 30, 2006. The current annual rental under such lease is approximately $104,000. The Company utilizes a portion of this space and, during 2005, bore 100% of the affiliate's annual rental under such lease.

The future minimum annual rental payments under the terms of the lease, as of December 31, 2005, are approximately $95,000 for the year ending December 31, 2006.

Due from Affiliates

Due from affiliates represents payments of expenses directly out of the Company on behalf of affiliates. These amounts will be repaid within the next year. Due from affiliates, included in other receivables, is approximately $167,000 at December 31, 2005.

8. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

9. Concentrations of credit risk

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11. Employee benefit plan

An affiliate of the Company has established a 401(k) and profit sharing plan. The plan covers substantially all employees of the Company and provides those employees who are eligible to participate with retirement benefits. Employees are permitted to contribute between 1% and 15% of their annual compensation, subject to certain limitations and restrictions. The Company may make discretionary profit sharing contributions to the plan during 2005. For the year ended December 31, 2005, the Company elected not to make a profit sharing contribution.

12. Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

APB FINANCIAL GROUP, INC.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2005

Stockholders' equity		$ 596,463
Less nonallowable assets		
Other receivables		177,528
Equipment and leasehold improvements, net		14,506
Other assets		40,911
		232,945
Net capital before haircuts		363,518
Haircuts		
Security positions		15,236
Undue concentration		1,201
		16,437
Net capital		$ 347,081
Aggregate indebtedness		$ 650,795
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 43,408
Minimum net capital required (under SEC Rule 15c3-1)		$ 250,000
Minimum net capital required (under CFTC Regulation 1.17)		$ 30,000
Excess net capital (under SEC Rule 15c3-1) ($347,081 - $250,000)		$ 97,081
Percentage of aggregate indebtedness to net capital	$ 650,795 / $ 347,081	188%

APB FINANCIAL GROUP, INC.

SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.10 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2005

Net capital, as reported in Company's Part II-A Focus Report *(unaudited)*	$	358,805
Add		
Decrease in nonallowable assets due to net audit adjustments		8,146
Less		
Increase in haircuts		(136)
Decrease in net capital due to net audit adjustments		(19,734)
Net capital, as adjusted	$	347,081